

September 6, 2024

Kirk Tanner
President, Chief Executive Officer and Director
The Wendy's Company
One Dave Thomas Blvd.
Dublin, OH 43017

>   **Re: The Wendy's Company**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 4, 2024**
>   **File No. 001-02207**

Dear Kirk Tanner:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comment(s).

Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Pay Versus Performance, page 80

1.   We note that you have included Adjusted EBITDA, a non-GAAP measure, as your Company-Selected Measure pursuant to Item 402(v)(2)(vi) of Regulation S-K and that you discuss the measure in footnote (8) to your pay versus performance table. Please include within your proxy statement a full description of how the number is calculated from your audited financial statements rather than referring to information in a different filing. If the disclosure appears in a different part of the definitive proxy statement, you may satisfy the disclosure requirement by a cross-reference thereto; however, it is not clear whether Adjusted EBITDA is defined solely by reference to Annex A, since footnote (8) references your "earnings release for the applicable year."

2.   The Company-Selected Measure should, in your assessment, "represent the most important financial performance measure (that is not otherwise required to be disclosed in the table) used by [you] to link compensation actually paid to [your] named executive

officers, for the most recently completed fiscal year, to company performance." See Item 402(v)(2)(vi) of Regulation S-K. Your tabular and related presentation should show the quantified performance for the same measure selected as your Company-Selected Measure in each covered fiscal year, using not only the same name, but also the same calculation method. Quantified performance derived using different adjustments from those used in the most recent fiscal year may not satisfy this requirement. Please discuss whether "Adjusted EBITDA" as calculated for 2020, 2021 and 2022 represents the same measure as "Adjusted EBITDA" as calculated in 2023. We note in this regard your reference to adjustments contained in different earnings releases and in tables with potentially different titles. While Company-Selected Measure disclosure is not subject to Regulation G or Item 10(e) of Regulation S-K, you must provide disclosure as to how the Company-Selected Measure is calculated from your audited financial statements. A reference to non-specific adjustments determined each year likely does not satisfy this requirement.

3. Refer to the reconciliation tables in footnotes (2) and (4) to your pay versus performance table. It is unclear what amounts are reflected in the rows titled "Year over Year Average Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year." Specifically, equity awards granted in prior years that vest during the relevant year should be valued as the difference between the fair value as of the end of the prior fiscal year and the vesting date, not the "year over year" change in value. Please ensure that your table headings reflect the amounts used to calculate compensation actually paid. Refer to Item 402(v)(2)(iii)(C)(1)(iv) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham at 202-551-3783 or Amanda Ravitz at 202-551-3412 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program